UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Nasdaq Notification Regarding Minimum Bid Price Deficiency

On March 17, 2026, Gauzy Ltd. (the “Company”) received a letter (the “Nasdaq Letter”) from the staff at Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s ordinary shares was below $1 per share for the last 30 consecutive business days). The Nasdaq Letter is only a notification of deficiency. It does not result in the immediate delisting and has no current effect on the listing or trading of the Company’s ordinary.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until September 14, 2026 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance with the minimum bid price requirement, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the minimum bid price requirement within the Compliance Period, Nasdaq will provide the Company with written confirmation and the matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to September 14, 2026, in order to regain compliance.

If the Company does not regain compliance by September 14, 2026, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company is monitoring the closing bid price of its ordinary shares and evaluating options to regain compliance with the minimum bid price requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to timely regain or maintain compliance with Nasdaq’s continued listing requirement.

On March 20, 2026, the Company issued a press release announcing the above-referenced matters. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report on Form 6-K (this “Report”), including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements contained in this Report include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: statements regarding the French court-supervised reorganization proceedings (redressement judiciaire), the call for public tenders and related process, and the timing and potential outcomes of that process; Gauzy’s ability to meet stock exchange continued listing standards and remain listed on Nasdaq; Gauzy’s ability to secure funding in order to maintain and support its operations; the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law..

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated March 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD.

Date: March 20, 2026	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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